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File No. 054260-0005

Attention:	Jeffrey Riedler, Assistant Director
Johnny Gharib
Bryan Pitko
Vanessa Robertson
Mark Brunhofer

Re:	Ascendis Pharma A/S
Draft Registration Statement on Form F-1
Confidentially submitted on August 1, 2014
CIK No. 0001612042

Ladies and Gentleman:

On behalf of Ascendis Pharma A/S (the “Company”), we are hereby confidentially submitting a second Draft Registration Statement on Form F-1 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) with the Securities and Exchange Commission (the “Commission”) on August 1, 2014 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on August 28, 2014 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of Submission No. 2, five of which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

General

1.	We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

Response: The Company respectfully acknowledges the Staff’s comment.

September 9, 2014

2.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response: The Company respectfully acknowledges the Staff’s comment.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company respectfully acknowledges the Staff’s comment and will, under separate supplemental cover, provide copies of all written communications, if any, presented to potential investors in reliance on Section 5(d) of the Securities Act, as well as research reports published or distributed in reliance on Section 2(a)(3) of the Securities Act.

Risks Associated with Our Business, page 5

4.	Please expand your disclosure to add a summary risk factor discussing your independent registered public accounting firm’s doubt about your ability to continue as a going concern.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 5 of Submission No. 2.

Implications of Being an Emerging Growth Company, page 4

5.	Please expand your disclosure to discuss your status as a foreign private issuer and the exemptions available to you as a foreign private issuer. In this regard, please identify those exemptions which overlap with the ones available to you as an emerging growth company and to what extent you will continue to enjoy any exemptions as a result of your status as a foreign private issuer once you no longer qualify as an emerging growth company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 5 and 6 of Submission No. 2.

Risk Factors

Risks Related to Our Business

We have limited clinical data on product candidates utilizing the TransCon…, page 25

6.	Please expand your disclosure to describe the questions which have been raised by health authorities, including the EMA, relating to the dispositions of PEG.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 25 and 26 of Submission No. 2 to clarify that, notwithstanding the lack of safety issues with PEGylated proteins in the clinic, health authorities, including the European Medicines Agency, have historically asked general questions to pharmaceutical companies involved in the development of PEGylated drug products related to distribution, elimination and the potential for PEG accumulation in such products.

September 9, 2014

Risks related to Our Intellectual Property

We may not be able to enforce our intellectual property rights throughout…, page 54

7.	We note your disclosure that many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions and that legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals. Please expand your disclosure to identify the foreign countries where you may have difficulties enforcing your patent rights.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 54 of Submission No. 2.

As a foreign private issuer and as permitted by the listing requirements of The NASDAQ Global Market, page 59

8.	Please ensure that your disclosure here is consistent with your disclosure on under “Other Corporate Governance Matters, page 135.” We note, for example, your intention on not following NASDAQ’s requirements applicable to meetings of shareholders.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 60 and 137 of Submission No. 2.

Because the Public Company Accounting Oversight Board…, page 63

9.	Please tell us why this risk factor is appropriate given the cooperative arrangement between the Public Company Accounting Oversight Board and the Danish Business Authority for the oversight of audit firms subject to the regulatory jurisdictions of both regulators announced on July 18, 2014. Conversely, please remove this risk factor if it is not applicable.

Response: The Company respectfully acknowledges the Staff’s comment and has removed this risk factor from Submission No. 2.

Market, Industry and other Data, page 66

10.	We note your statement on page 66 that you have not independently verified the information contained in third party publications. It is not appropriate to directly or indirectly disclaim liability for information in your registration statement. Accordingly, please revise your disclosure to remove any statement indicating that you have not independently verified third party information.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 66 of Submission No. 2.

September 9, 2014

Use of Proceeds, page 67

11.	Please revise your disclosure in the second bullet point to provide an estimate as to how far in the development process of TransCon Treprostinil and TransCon Osteoarthritis programs the offering proceeds will enable you to reach.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 67 of Submission No. 2.

12.	We note your statement that due to uncertainties inherent in the clinical development and regulatory approval process, it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for the purposes specified in this section. While we understand the inherent uncertainty with respect to the development of product candidates, where you have identified specific purposes for which you intend to use the offering proceeds, investors are entitled to your best estimate as to the amount of proceeds that will be used. As such, please revise your disclosure to provide an estimate of the amounts of proceeds that will be used for each specified purpose. You may, as necessary provide additional disclosure that advises investors of the particular factors and assumptions that form the basis of your estimate, any uncertainty surrounding your estimate and the reasons that the actual amounts could vary.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 67 of Submission No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Operations Overview

Revenue, page 78

13.	In the third paragraph of this section you indicate that revenue associated with milestone payments or service fees is earned when received. Please explain to us how recognizing revenue upon receipt is consistent with the requirements of paragraph 20 of IAS 18 and your disclosed recognition policy in Note 1 on page F-10. Otherwise, please revise your disclosure to clarify.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 78 of Submission No. 2.

Results of Operations

Research and Development Costs, page 81

14.	Please expand your disclosures to include the total costs incurred during each period presented and to date for each product candidate separately.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, the Company manages its research and development (“R&D”) costs on a consolidated portfolio basis only, and does not track or manage total R&D costs by product candidate. The Company believes that a further break-out of information compared to what is used by the Company for managing and controlling the activities is not practical, as such information is not consistently prepared across the Company and would therefore likely not add relevant and reliable information to an investor’s understanding of the composition of R&D costs.

September 9, 2014

The Company’s R&D costs are comprised of both (i) direct costs, which are mainly external and/or individually allocable to a particular project, and (ii) internal or indirect costs attributable to the R&D organization in general. The Company manages and controls its R&D costs on a consolidated portfolio basis, and internal or indirect costs are not allocated to particular product candidates. External costs, such as manufacturing costs, preclinical and clinical study costs, and certain consultancy fees are tracked on a product-by-product basis only once a product has reached a more advanced stage of development. Internal and indirect costs are not allocated to specific product candidates. The Company continually reviews its R&D pipeline and the status of development and, as necessary, reallocate internal resources among the R&D product portfolio that it believes will best support the future growth of the business.

Further, certain R&D costs related to the Company’s partnered product candidates are incurred by or reimbursed by the collaboration partners, which has the effect of reducing or eliminating the R&D costs incurred by the Company for such product candidates. Furthermore, the Company’s collaboration partners typically carry the majority of R&D costs for product candidates at amounts that are not known or made available to the Company. Therefore, comparing the Company’s R&D costs across product candidates will not reflect a complete picture of all financial resources devoted to individual product candidates, nor necessarily reflect the stage of development for each particular product candidate. In addition, the R&D cost information requested would not facilitate useful comparison due to the inherent differences in the R&D cost structure between the partnered product candidates and those being developed solely by the Company.

Therefore, the Company believes that providing the additional breakout of R&D costs per product candidate could potentially be misleading to investors because (i) certain of the Company’s product candidates are being, or have been, developed with collaboration partners in which the collaboration partners have incurred or have reimbursed the Company for a significant part of the R&D costs of such product candidate; and (ii) the nature of how the Company’s internal and indirect costs are allocated could be arbitrary given the Company does not track and allocate such costs by product candidate.

In response to the Staff’s comment, the Company has revised page 81 of Submission No. 2 to explicitly state that the Company does not track and monitor R&D costs by product candidate.

Critical Accounting Policies and Estimates

Share-Based Payment, page 86

15.	We may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

Response: The Company respectfully acknowledges the Staff’s comment and will, in a future filing of the registration statement containing the estimated IPO price, provide quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

September 9, 2014

Business

Our TransCon Technology

Advantages of our TransCon technology, page 95

16.	Please expand your disclosure to define the term “immunogenicity” at its first use in the subsection entitled “Safety and Tolerability.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 95 of Submission No. 2.

TransCon Product Candidates

TransCon human Growth Hormone (hGH), page 97

17.	Please expand your disclosure to define the term “statistically significant” and explain how the term applies to your discussion of study results in this section. Please also clarify what the p-value provided in the accompanying chart signifies and define the term “p-value.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 99 of Submission No. 2.

Clinical Development of Once-weekly TransCon hGH, page 101.

18.	We note your disclosure that Phase 1 data demonstrated that TransCon hGH was safe and well-tolerated with a safety profile comparable to that of daily injections of hGH. Because regulatory approval of TransCon hGH is dependent on the FDA or other regulatory agency making a determination (according to criteria specified in law and agency regulations) that TransCon hGH is both safe and effective, it is premature for you to describe TransCon hGH as safe. Accordingly, please delete this wording throughout your prospectus, as applicable. Please also expand your disclosure in this section to describe the safety profile shared by TransCon hGH and daily injections of hGH.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 101 of Submission No. 2.

19.	For your June 2012, Phase 1 clinical trial, please expand your disclosure to describe the duration of the trial, the number of patients enrolled in the trial and why you believe this study supports a favorable safety profile for higher doses in the adult population and provides the foundation for evaluating higher doses in pediatric studies.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 102 of Submission No. 2.

September 9, 2014

TransCon Insulin

Strategic Collaboration with Sanofi, page 109

20.	Please expand your disclosure regarding the agreement with Sanofi to quantify the upfront payment paid to you by Sanofi and the aggregate milestones to be received under the agreement. Also, since the duration of the agreement is conditioned on the expiration of the last to expire of the patents licensed or assigned to Sanofi under the agreement, please provide the expiration date of the applicable patent.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 77 and 110 of Submission No. 2.

TransCon Ranibizumab

Strategic Collaboration with Genentech, page 111

21.	Please expand your disclosure regarding the agreement with Genentech to quantify the aggregate amount of potential milestones to be received under the agreement. Also, please revise your disclosure for the tiered royalties to be within a ten percent range. In this regard we note that your disclosure currently states that tiered royalties will range from “mid-single digits” to “the “low double digits,” which could represent a range greater than ten percent. Lastly, since the duration of the agreement is conditioned on the duration of royalty payments, please quantify the “specified number of years” portion of the duration of Genentech’s obligation to pay royalties. Please note that we consider the duration to be a material term of an agreement that should be disclosed in the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 78, 111 and 112 of Submission No. 2.

TransCon Candidates for Osteoarthritis

Our Solution: TransCon Technology, page 113

22.	Please expand your disclosure to describe the Kellgren-Lawrence scoring system.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 114 of Submission No. 2.

Intellectual Property, page 115

23.	For each of your material patent families or individual patents relating to your individual product candidates discussed in this section, please expand your disclosure to describe the type of patent protection that the issued patents or provide (e.g. composition of matter, use or process) and the jurisdictions where the patent families or patents have been issued.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 115 through 118 of Submission No. 2.

24.	We note that you currently have 160 pending patent applications. For your material patent applications, please revise your disclosure to discuss to which product candidates or technology the patent applications relate, the type of patent protection the patents will provide if the applications are granted (e.g. composition of matter, use or process), in which jurisdictions the patent applications are pending and the anticipated expiration dates of the patents if the applications are granted.

September 9, 2014

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 115 through 118 of Submission No. 2.

Property and Facilities, page 129

25.	Please file your lease agreements as exhibits.

Response: The Company respectfully acknowledges the Staff’s comment and has included the Company’s rental contract relating to its facilities in Germany as Exhibits 10.3(a) and 10.3(b) with Submission No. 2. The Company respectfully submits that the lease agreements for its headquarters in Hellerup, Denmark and its office space in Palo Alto, California are not required to be filed pursuant to Item 601(b)(10). The Company supplementally advises the Staff that the leases for the Hellerup, Denmark and Palo Alto, California facilities are immaterial in amount and significance and are therefore not required to be filed pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K. The individual lease payments under the leases for the Hellerup, Denmark and Palo Alto, California facilities are not material in amount to the Company. In addition, the Company believes that there is suitable alternative office space available for lease in each market without additional material cost, in the event either lease is terminated.

Management

Senior Management Agreements, page 136

26.	Please file the employment or service agreements with your senior management as exhibits.

Response: The Company respectfully advises the Staff that it believes it is not required to file employment or service agreements as exhibits pursuant to Item 601(b)(10)(iii)(C)(5) of Regulation S-K, which states that any compensatory plan, contract or arrangement for a foreign private issuer is not required to be filed if the registrant describes the required compensatory information and the public filing of such plan, contract or arrangement is not required in the registrant’s home country and is not otherwise publicly disclosed by the registrant. The Company respectfully submits that it has provided the required compensatory information under Item 402(a)(1) of Regulation S-K, that the Company’s home country of Denmark does not require the public filing of the employment or service agreements and that the agreements are not otherwise publicly disclosed.

Certain Relationships and Related Party Transactions

Shareholders’ Agreement, page 139

27.	Please file the shareholders’ agreement as an exhibit.

Response: The Company respectfully advises the Staff that it does not believe the Shareholders’ Agreement should be included as an exhibit to the registration statement because the Shareholders’ Agreement will terminate at the closing of the Company’s initial public offering, and as such, the Company will have no obligations to be performed, in whole or in part, under the Shareholders’ Agreement. See Item 601(b)(10)(i) of Regulation S-K.

September 9, 2014

Principal Shareholders, page 140

28.	Please state the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States. See Item 7.A.2 of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 143 of Submission No. 2.

Danish Tax Considerations, page 160

29.	Please revise your introductory paragraph under this heading to make clear that you discuss all material tax consequences and considerations. Also, we note the following:

•	Your disclosure under “Sale of Shares (Individuals and Companies), page 162,” should make clear the “certain” anti-avoidance rules, as necessary; and

•	You should reconcile your disclosure that no taxes are payable under “Share Transfer Tax and Stamp Duty, page 163” with your disclosure that investors may be required to pay stamp taxes and other charges under “Stamp Taxes, page 171.”

Response: The Company respectfully acknowledges the Staff’s comments and has revised pages 162 and 164 of Submission No. 2.

With regard to the Company’s disclosures of stamp taxes, page 165 of Submission No. 2 states that “[n]o Danish share transfer tax or stamp duties are payable on transfer of the shares” and page 173 of Submission No. 2 states that if an investor “subscribe[s] for ordinary shares offered in this prospectus, [such investor] may be required to pay stamp taxes and other charges under the laws and practices of the country of subscriber.” Because the information disclosed on page 173 relates to the laws and practices of the country of the subscriber, the Company believes that both statements are correct, and not necessarily in conflict with each other.

* * *

September 9, 2014

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo of LATHAM & WATKINS LLP

cc:	Jan Møller Mikkelsen, Ascendis Pharma A/S
Thomas P. Soloway, Ascendis Pharma A/S
Michael Wolff Jensen, Ascendis Pharma A/S
Alan C. Mendelson, Latham & Watkins LLP
Mark V. Roeder, Latham & Watkins LLP